Exhibit 10.1

November 5, 2010

Mr. Brent Bailey

[address in Company files]

Re:  Contract Terms of Employment

Dear Brent:

This letter (“Letter Agreement”) confirms Cyanotech Corporation’s employment offer to you for the position of President and Chief Executive Officer of Cyanotech Corporation and its subsidiary (“Company”), in accordance with our extensive discussions over the past several weeks.

Upon our respective acceptances, evidenced by our signatures below, of each term, condition, promise and affirmative undertaking contained herein, we each shall be fully bound in consideration of the mutual obligations to each other contained in this Letter Agreement.  The Letter Agreement shall be effective on the date you sign this Letter Agreement (“Effective Date”).

Term:  This Letter Agreement covers a period of up to eighty-four months (“Employment Term”) from your Employment Date, as hereinafter defined, unless sooner terminated as herein provided.  The Company understands that your Employment Term may not commence prior to January 2011, but that it should commence in that month.

Position:  President and Chief Executive Officer:  You will report directly to the Board of Directors (“Board”) and serve at the pleasure of the Board, subject to the terms and conditions of this Letter Agreement.  It is anticipated that you will be appointed to be a member of the Board immediately following the Effective Date of this Letter Agreement; you will be formally nominated for election to the Board at the next Annual Meeting of Stockholders projected to occur in September 2011.  The Company maintains a policy of officer and director liability insurance under which coverage will extend to you.

Duties:  (a)  In addition to the terms of this Letter Agreement, you will perform the duties, functions and responsibilities and execute the authority of your position with reasonable business judgment pursuant to the Company’s Articles of Incorporation, Bylaws, committee charters, codes of conduct and resolutions, policies and directives of the Board, as well as rules, handbooks and policies generally applicable to all Company employees (collectively, “Charter Document Requirements and Guidelines”).  Each of the foregoing is available to you either on the Company’s website or upon request to Ms. Deanna Spooner, Vice President of Finance and Chief Financial Officer of the Company.  It is your responsibility to familiarize yourself with each of the Charter Documents and Guidelines.  Subject to the foregoing, you shall have authority over, and responsibility for, all of the Company’s operations and its performance.  You will faithfully and satisfactorily perform your duties, functions, and responsibilities and execute your authority pursuant to this Letter Agreement in the best interest of the Company and to the standard reasonably expected of a person in your position.

(b)  During your Employment Term, you shall devote your full time, skill, attention and best efforts to the business and affairs of the Company to the extent necessary to discharge fully, faithfully and efficiently the duties, functions and responsibilities of your position, except for usual, ordinary and customary periods of vacation and absence due to illness or other disability.

(c)  All services that you may render to the Company in any capacity during the Employment Term shall be deemed to be services required by this Letter Agreement and the consideration for such services is that provided for in this Letter Agreement.

Salary:  $300,000.00 per twelve-month year, payable monthly in accordance with normal payroll periods established by the Company, against which standard federal, state and local deductions and any further deductions you authorize will be made; your salary will be subject to review annually by the Compensation Committee.

Bonus:  For each full fiscal year during which you remain employed under this Letter Agreement, you will have an opportunity to earn a fiscal year-end bonus of equal to 50% of current salary, based upon performance and earnings targets and other standards to be established by the Board or the Compensation Committee for each such year and based upon the Compensation Committee’s and the Board’s evaluations of your fiscal year results; an additional bonus will be considered upon achievement of stretch goals measured by compound annual earnings growth significantly exceeding fiscal year earnings goals; bonuses will be determined and awarded in the Board’s discretion following completion of the Company’s annual audit by independent auditors.

Stock Option Grants:  The Board will grant you stock options under the Company’s 2005 Stock Option Plan (“Plan”) exercisable for shares of common stock of the Company equivalent to approximately 13½% of the amount of such shares issued and outstanding on the date you become an “employee” for purposes of the Plan and the Internal Revenue Code (“Employment Date”) or as soon thereafter as the Board shall meet to formally authorize the initial grants (“Initial Grant Date”).  The Plan currently has approximately 371,000 shares available for grants to other executive officers and employees under the Plan, as well as to you under this Letter Agreement.  The Company commits to seek stockholder approval at the 2011 Annual Stockholder Meeting to amend the Plan to add and reserve sufficient additional shares under the Plan to fulfill the total option grants in accordance herewith and for other executives for the remaining life of this Plan.  The exercise price for the initial stock option award will be the closing market price on the Initial Grant Date; any stock option grants which cannot be satisfied until stockholder approval will be valued at the closing market price on the date the stockholders approve the Plan amendment to increase the number of shares available to satisfy the balance of the Company’s stock option commitment herein (the “Second Grant Date”).  Your total stock option grants will vest and become exercisable annually on or about the anniversary of your initial grant, subject to your compliance with the Stock Option Plan Agreement and the Company’s Insider Trading Policy, in approximately the numbers reflected in this chart:

Grant Anniversary	Stock Options Vested (1)	Unvested Stock Options

2012	81,000	649,000

2013	81,000	568,000

2014	108,000	460,000

2015	108,000	352,000

2016	108,000	244,000

2017	108,000	136,000

2018	136,000	- 0 -

All stock option grants hereunder will be evidenced by a Cyanotech 2005 Stock Option Plan Agreement (a copy of which will be provided to you), or such other Cyanotech stock option plan and customary documentation as may be required to accomplish the foregoing.

Employee Benefit Programs:  You will be eligible to participate in, and be covered by, the Company’s employee benefit programs, subject to any preconditions in those programs, upon your Employment Date.  Group or individual life insurance for you will be arranged in the amount of $500,000.00, also subject to any preconditions including your cooperation and participation in physical and medical examinations as may be required by insurance companies.  Other specific programs currently in place include: health (physician, prescription, dental, vision) insurance; a medical savings plan; a short

(1)  The actual numbers will depend upon the actual number of shares outstanding on your Employment Date.  These numbers are based upon shares outstanding on June 30, 2010 and have been rounded up for purposes of this chart.

term disability plan; and a profit sharing plan/401(k) plan (the former is a Company contribution plan for non-executive employees and the later is contributory by employees without an employer match beyond the designation of any profit sharing plan contribution being earmarked for the 401(k) Plan). You will be entitled to four weeks of vacation for each 12 months you are employed by the Company.  The Company also agrees to pay or reimburse all of your reasonable business expenses in accordance with Company policies and procedures and subject to periodic review and approval of such expenditures by the Compensation Committee.  The Company will pay or reimburse for suitable accommodations and related costs in Kona, as well as standard travel expenses to and from Kona, as necessary during your Employment Term.  The Company will offer you an appropriate relocation package at the point you have chosen a location, other than your current permanent residence, which you believe will be the most appropriate for the performance of your duties and responsibilities hereunder, as well as suitable for your family.

Special Benefit:  The Company will reimburse standard travel expenses for your wife to and from Kona up to twice a month for the first eight months of your employment, after which the continuation of this benefit will be re-evaluated.

Termination:  (a) Your employment with the Company will terminate upon your death, upon expiration of your Employment Term or as otherwise provided in this Letter Agreement.  Your employment may be terminated:

 (i) upon notice of the Board’s determination that you are unable to perform the essential functions of your position due to disability, with or without accommodation, or that any requested accommodation would impose an undue hardship upon the Company, as provided for under applicable federal and/or state laws;

(ii) concurrent with notice of the Board’s determination that your employment be terminated for cause, without prior notice;

(iii) following notice of the affirmative vote of a majority of the Board that your employment be terminated without cause and upon thirty days prior written notice during which period you may be suspended from your position with pay or otherwise relieved of your duties with pay; provided, however, that in the event of termination under this clause (iii), you would be paid a gross severance payment of $300,000.00, less standard federal, state and local deductions and any other deductions you have authorized.

In the event of termination of your employment for any reason, you agree to resign any director positions with the Company and you hereby presently and irrevocably tender your resignation(s) as a director of the Company and any of each subsidiary in which you may become a director, effective upon your date of termination of employment with the Company.

(b)  Except as otherwise required by law, all benefit and reimbursement payments unconditionally due you at termination shall be paid in full within sixty (60) days from date of termination or from the date all conditions are satisfied or removed; any unconditional severance entitlement shall be paid over a period of twelve (12) months from date of termination without cause or from date all conditions are satisfied or removed.

“Cause” shall mean one or more of the following:

(a) your willful and material failure to substantially perform your duties (other than as a result of physical or mental illness or injury), or other material breach of any provision of this Letter Agreement;

(b) your willful or negligent failure to adhere to any material provision of our Code of Conduct, written policy or instruction after you have been given a reasonable opportunity to comply with the policy or instruction or to cure any failure to comply and/or which is reasonably expected to materially injure the Company’s reputation, business or business relationships;

(c) the misappropriation (or attempted misappropriation) of any Company funds or property;

(d) your willful breach of your fiduciary duties or duty of loyalty to the Company; and/or

(e) your commission of any felony or other serious crime involving moral turpitude or your conviction during the most recent ten years of an offense that has a rational relationship to the duties and responsibilities of your position and which the Board determines will have an adverse effect upon its confidence in your ability to carry out your duties and responsibilities.

Change in Control Payment:  Upon a “change in control” as defined in the Plan and your termination other than for cause, you will be paid a severance payment equal to twice your then-annual salary, less all standard federal, state and local deductions and any other deductions you have authorized, as of your date of termination.  This severance payment would be in place of, and not in addition to, any severance payment provided for in clause (iii) of the “Termination” paragraph, above.

Confidentiality:  You agree not to divulge any confidential, proprietary, personnel, financial and business information of the Company or that of third parties for which the Company is subject to a duty to maintain confidentiality, which you may learn or become aware of as a result of your employment, except to the extent that such disclosure:  (a) is necessary to your performance of this Letter Agreement and is in furtherance of the Company’s best interests; (b) is required by applicable law or court order provided that you notify the Company in writing immediately after being compelled to disclose so that the Company may take legal action to protect its interest against disclosure; or (c) is in the public domain other than as a result of a breach of this provision. This provision may be waived at any time in writing in response to a specific written request to the Company.

Noncompetition.  You agree that while you are employed by the Company and for an 18-month period following your Employment Term, you will not within the State of Hawaii directly or indirectly compete with the Company by accepting employment or consulting contracts or performing activities for your own benefit or with or without compensation for the benefit of another where the activities performed by you are substantially similar to those performed by you for the Company under this Letter Agreement.

Nondisparagement Obligations.  You agree that worldwide while you are employed by the Company and for an 18-month period following your Employment Term, you will not:

(a)           accept employment or consulting contracts or perform activities for your own benefit or with or without compensation for the benefit of another where the activities performed by you by their nature are likely to lead to the disclosure of Confidential Information, including non-public information about Intellectual Property;

(b)           disparage the Company, any products, services, or operations of the Company, or any of the former, current, or future officers, directors, or employees of the Company;

(c)           solicit, induce, persuade or entice, or endeavor to solicit, induce, persuade, or entice, any person who is then employed by or otherwise engaged to perform services for the Company to leave their employment or cease performing those services; or

(d)           solicit, induce, persuade, or entice, or endeavor to solicit, induce, persuade, or entice, any person who is then a customer, supplier, or vendor of the Company to cease being a customer, supplier, or vendor of the Company to cease being a customer, supplier, or vendor of the Company or to divert all or any part of such person’s or entity’s business from the Company.

Intellectual Property:  It is our mutual objective that the Company shall be the sole owner of all intellectual property developed by you or under circumstances that, but for this provision, may entitle you to some right, title or interest in such intellectual property.(2)  You hereby agree to assign, transfer and set over, and you do hereby assign,

(2)  Any and all inventions, discoveries, improvements, concepts, works of authorship, patents, copyrights, trade secrets and any other intellectual property rights therein,

set over and transfer all of your right, title and interest to such Intellectual Property.  In addition, you agree to promptly tell the Company about each instance where Intellectual Property is created, invented or authored, as described in greater detail in the footnote below.(3)  Lastly, throughout your Employment Term and thereafter, you agree to assist and cooperate with the Company in documenting, registering, defending and enforcing its Intellectual Property rights, as described in greater detail in the footnote below.(4)

Other Agreements:  You represent that your employment by the Company does not and will not breach any agreement with any of your former employers or other third parties.  You further represent that during your employment by the Company you will not improperly use or disclose any confidential information or trade secrets of any former employer or other third party, or bring onto the Company’s premises or elsewhere use in violation of any lawful agreements to which you are bound with any former employer or third party, any unpublished documents or property belonging to such former employer or third party.  You further represent that you have not, and will not, enter into any agreement or undertaking that might create a conflict with, be competitive with, or restrict or impair the performance of, and adherence to, your obligations under this Letter Agreement.

whether conceived, designed, made, reduced to practice, fixed in a tangible medium or learned by you under any circumstance during your Employment Term and that relate in any manner to existing or prospective business of the Company (collectively, “Intellectual Property”).

(3)  You further agree to promptly disclose to the Company in writing and hold in trust for the sole right and benefit of the Company all types, forms and stages of Intellectual Property that you create, invent or author during your Employment Term.  Without limiting the foregoing, you acknowledge that all original works of authorship that are made by you, solely or jointly with others, within the scope of your employment and that are protectable by copyright are “works made for hire,” as that term is defined in the United States Copyright Act (17 U.S.C., Section 101), and are therefore owned by the Company from the time of their creation.

(4)  Commencing with your Employment Term and thereafter, you agree to assist the Company and its agents in securing the Company’s rights in any Intellectual Property worldwide by:   disclosing to them all known pertinent information and data, including any additional information and data requested by the Company and its agents; executing all instruments which the Company and its agents request in order to apply for and obtain registered Intellectual Property rights; assigning and conveying to the Company the sole and exclusive rights, title and interest in and to such Intellectual Property; and otherwise cooperating with the Company and its agents in obtaining, defending and enforcing its Intellectual Property rights.

Survival:  The expiration or termination of the Employment Term will not impair the rights or obligations of any party hereto that accrue hereunder prior to such expiration or termination, except to the extent specifically stated herein.  In addition, your obligations under the foregoing provisions covering Confidentiality, Noncompetition, Nondisparagement Obligations, and Intellectual Property will survive the expiration or termination of your employment.

Arbitration:  Any and all claims, controversies or disputes arising out of or relating to this Letter Agreement, or the breach thereof, which remain unresolved after direct negotiations between us, shall first be submitted to confidential Mediation in Honolulu in accordance with the Rules, Procedures and Protocols for Mediation of Disputes of Dispute Prevention & Resolution, Inc. (“DPRI”), then in effect.  If any issues, claims or disputes remain unresolved after mediation concludes, we agree to submit any such issues to binding arbitration in Honolulu before one/three arbitrator(s) in accordance with the Rules, Procedures and Protocols for Arbitration of Disputes of DPRI, then in effect. However, we agree that the foregoing shall not preclude either of us from seeking any injunctive or equitable relief from a court of competent jurisdiction pursuant to any provision of this Letter Agreement.  We each further agree that, subject to Chapter 658A, Hawaii Revised Statutes, as the same may hereafter be amended or recodified, the award of the arbitrator(s) shall be binding upon each of us and that judgment upon the award rendered may be entered in any court of competent jurisdiction.

Miscellaneous:  This Letter Agreement contains the entire agreement of between us on all matters pertaining to your employment by the Company.  No modification or amendment shall be valid unless it is in writing and signed by both of us.  All terms and provisions of this Letter Agreement shall be binding upon and inure to the benefit of and be enforceable by each of us and our respective successors and any lawful assigns.  The failure of the Company to require performance of any provision of this Letter Agreement shall in no manner affect the right of the Company at a later time to enforce any provision of this Letter Agreement.  A waiver of a breach of any term or condition herein shall not be deemed to constitute a waiver of any subsequent breach of the same or any other term or condition.  This Letter Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules and regulations.  The parties intend that this Letter Agreement shall be governed by and construed in accordance with the laws of the State of Hawaii, the Corporate Code of the State of Nevada and, as applicable, federal laws, rules and regulations.  Pending notification of any change of address by you in writing to the Company to the attention of its Chairman or Chief Financial Officer, we will rely upon the address used in this Letter Agreement for sending any notice or other communication pursuant to the terms of this Letter Agreement.

Employment Date:  Please indicate and initial the date of your signature to this Letter Agreement and the date upon which we both agree you shall commence your employment with the Company:

January 11, 2011 [       ] (“Employment Date”)

November 5, 2010 [       ] (Effective Date”)

The directors of Cyanotech Corporation, as well as its Compensation and Stock Option Plan Committee, which have approved the terms of this Letter Agreement, are very pleased that you have agreed to join the Company and are enthusiastic about the prospects for the Company under your leadership.  Please acknowledge your agreement with, and acceptance of, the foregoing terms by signing below where indicated.  A copy of this Letter Agreement will be filed with the Securities and Exchange Commission as a public document.  This Letter Agreement is in three duplicate original copies, so that after signing you can return one to the undersigned and one to Mr. Davis and retain one for your records.

Sincerely,

CYANOTECH Corporation

/s/ Deanna L. Spooner
	By:	Deanna L. Spooner
	Its:	Vice President – Finance and Administration

ACKNOWLEDGED AND ACCEPTED
this fifth day of November 2010

/s/ Brent Bailey	( )